PROSPECTUS SUPPLEMENT NO. 13 (To Prospectus dated July 29, 2005)	Filed pursuant to Rule 424(b)(3) Registration No. 333-126737
UROPLASTY, INC.
2,147,142 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants

This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 13 together with the prior prospectus supplements and prospectus dated July 29, 2005, which are to be delivered with this prospectus supplement.
This prospectus supplement contains our Current Report on Form 8-K relating to the resignation of Sam B. Humphries as President and Chief Executive Officer. This report was filed with the Securities and Exchange Commission on April 27, 2006. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On April 26, 2006, the closing price of our common stock on the American Stock Exchange was $2.28 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated April 27, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: April 26, 2006
UROPLASTY, INC.
(Exact name of registrant as specified in charter)

000-20989	41-1719250
(Commission File No.)	(IRS Employer Identification No.)
Minnesota
(State or other jurisdiction of incorporation or organization)
2718 Summer Street NE
Minneapolis, Minnesota 55413-2820
(Address of principal executive offices)
612-378-1180
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name and Address)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 of the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into Material Definitive Agreement
On April 26, 2006, we entered into an agreement with Sam B. Humphries relating to his resignation as President and Chief Executive Officer. Under the terms of the agreement, Mr. Humphries receives his base salary and Company-provided benefits through April 26, 2006. He is not entitled to any severance payments. Mr. Humphries has agreed to remain on the Company’s Board of Directors, subject to the right of the remaining directors to remove him by a majority vote, and to recuse himself from any deliberations or votes relating to any future relationship between the Company and his new employer, HealthTronics, Inc. The agreement further outlines the scope of Mr. Humphries’ noncompetition agreement with the Company, which includes prohibiting Mr. Humphries (and, consequently, HealthTronics, Inc.) from engaging in any business activities relating to the diagnosis or treatment of urinary and fecal voiding dysfunctions or initiating or entering into any agreement or other arrangement with a third party relating to the diagnosis or treatment of urinary or fecal voiding dysfunctions.
Also, on April 26, 2006, we amended the employment and consulting agreement of our Chairman Daniel G. Holman, under the terms of which he has agreed to act as our interim President and Chief Executive Officer. Mr. Holman is entitled to receive a special consulting fee in the amount of $8,333.33 monthly for his services as interim President and Chief Executive Officer. In addition, he is also entitled to receive a cash bonus in the amount of $50,000 on the date that the Company’s stockholders’ equity reaches at least $4,000,000 in excess of our stockholders’ equity on March 31, 2006; provided, however, that Mr. Holman is serving as Interim President and Chief Executive Officer on that date. In addition, the agreement modifies the noncompetition arrangement in his employment and consulting agreement.
Item 1.02 Termination of a Material Definitive Agreement
On April 26, 2006, Sam B. Humphries resigned as our President and Chief Executive Officer, thus terminating his employment agreement with the Company dated January 1, 2005. As discussed above, the employment agreement contains non-competition and non-solicitation covenants, which apply for one year after his resignation.
Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
On April 26, 2006, Sam B. Humphries resigned as our President and Chief Executive Officer. Daniel G. Holman was appointed to serve as Interim President and Chief Executive Officer.
Item 9.01 Exhibits

Number	Description

99.1	Press release dated April 26, 2006.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 27, 2006

UROPLASTY, INC.
By:	/s/ DANIEL G. HOLMAN
Daniel G. Holman
Interim President and Chief Executive Officer

Exhibit 99.1
NEWS RELEASE
UROPLASTY, INC. ANNOUNCES RESIGNATION
OF SAM B. HUMPHRIES
AS PRESIDENT AND CHIEF EXECUTIVE OFFICER
DANIEL G. HOLMAN TO SERVE AS
INTERIM PRESIDENT AND CHIEF EXECUTIVE OFFICER
     MINNEAPOLIS, MN, April 26, 2006 — Uroplasty, Inc. (AMEX: UPI) announced the resignation of Sam B. Humphries as President and Chief Executive Officer, effective today. Mr. Humphries will continue to serve on the company’s board. Daniel G. Holman, Chairman, will act as interim President and Chief Executive Officer during the company’s search for a new President and Chief Executive Officer.
     Commenting on Mr. Humphries’ resignation, Mr. Holman said, “We are disappointed to have Sam leave us at this juncture for his new position as President and Chief Executive Officer at HealthTronics, Inc. Under Sam’s leadership, we assembled a world-class set of technologies to address the debilitating effects of overactive bladder and urinary and fecal incontinence. We also hired key executives and managers to execute our business plans. I look forward to leading a search for a successor to continue to build upon the tremendous progress we have made.”
     Mr. Humphries noted, “I am proud to have been part of the Uroplasty senior team and am pleased that we accomplished so much during my tenure as President and CEO.” He continued, “While it is difficult to depart, I leave knowing that the company is in the capable hands of an experienced management team and board.”
***
     Uroplasty, Inc., headquartered in Minneapolis, Minnesota, with wholly-owned subsidiaries in The Netherlands, is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions, including urinary and fecal incontinence, overactive bladder and vesicoureteral reflux.
     Uroplasty’s Urgent® PC Neuromodulation System is a proprietary, minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. Application of neuromodulation therapy targets specific nerve tissue and disrupts the signals that lead to the symptoms of overactive bladder. Uroplasty sells the Urgent PC system in the United States, in Canada and in countries recognizing the CE mark.
     The I-STOP™ Mid-Urethral Sling is a biocompatible, tension-free sling used to treat female stress urinary incontinence. The I-STOP sling provides a hammock-like support for the urethra to prevent urine leakage associated with activities such as coughing, laughing, lifting or jumping. Uroplasty sells the I-STOP Sling in the United States and in the United Kingdom.
     Macroplastique® Implants, Uroplasty’s patented soft tissue bulking agent, is used to treat both female and male urinary incontinence and to treat vesicoureteral reflux in children. When Macroplastique is injected into tissue, it stabilizes and “bulks” the tissue, providing the surrounding muscles with increased capability to control the flow of urine. Additionally, Uroplasty markets soft tissue bulking agents for specific indications such as PTQ™ Implants for the treatment of fecal incontinence, VOX® Implants for the treatment of vocal cord rehabilitation and Bioplastique® for augmentation or restoration of soft tissue defects in plastic surgery indications. Uroplasty’s bulking products are sold outside the United States.
     The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions, which indicate future events and trends, identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients; our historical reliance on a single product for most of our current sales; our ability to commercialize our recently licensed product lines; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of clinical trials; our continued losses and the need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price. We cannot assure when we will successfully attract and hire a replacement President and Chief Executive Officer, nor can we assure that the hiring of this individual will positively impact our revenues, profits, cash position or stock price.
     FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Daniel Holman at the contact information below.
UROPLASTY, INC.
Daniel G. Holman, Interim President / CEO
2718 Summer Street N.E.
Minneapolis, MN 55413-2820
Tel: 612-378-1180
Fax: 612-378-2027
E-mail: danielh@uroplasty.com